上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

02 JUL 24 AM 10:41

02042808

SUPPL

3rd July, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N. W.
Washington, D. C. 20549
U. S. A.

Re: Shanghai Industrial Holdings Limited (the "Company")
Rule 12g3-2(b) Materials
File No. 82-5160

Dear Sirs or Madams,

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose the following material pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company :

1. An announcement dated 28th June, 2002 in respect of the resignation of Vice Chairman of the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to us.

Very truly yours,

PROCESSED
AUG 0 1 2002
THOMSON FINANCIAL

Roger L. C. Leung
Company Secretary

cc: Morrison & Foerster, LLP
Mr. Jonathan Lemberg./Mr. Paul Boltz

香港告士打道39號夏慤大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong. Tel: (852) 2529 5652 Fax: (852) 2529 5067

South China Morning Post 2nd July, 2002

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

Announcement

The Board of Directors of Shanghai Industrial Holdings Limited (the "Company") announces that Mr. Zhuo Fu Min will resign as Vice Chairman and Executive Director of the Company with effect from 30th June, 2002. The Board would like to express its gratitude to Mr. Zhuo for his valuable contribution to the Company's business development during his tenure of service for the past six years.

By Order of the Board
Roger L. C. Leung
Company Secretary

Hong Kong, 28th June, 2002